UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

Moderna, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Common Stock, par value $0.0001 per share
(Title of Class of Securities)

60770K107
(CUSIP Number of Class of Securities)

Stéphane Bancel
Chief Executive Officer
Moderna, Inc.
325 Binney Street
Cambridge, Massachusetts 02142
(617) 714-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
N/A	N/A

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached are communications presented to employees of Moderna, Inc., a Delaware corporation (the “Company”), first made available on November 6, 2025 (the “Employee Communications”), related to the proposed stock option exchange program that would allow certain employees who are not executive officers to exchange significantly out-of-the-money or “underwater” stock options, meaning outstanding stock options that have an exercise price that is significantly greater than the market price for the Company’s common stock, for the issuance of new stock options that will be exercisable for fewer shares of the Company’s common stock, with an exercise price equal to the fair market value of the Company’s common stock on the grant date of the new stock options and with new vesting terms (the “Option Exchange Program”). The Option Exchange Program is subject to Moderna shareholder approval at a Special Meeting of Shareholders to be held on November 12, 2025, and is further described in the definitive proxy statement (the “Proxy Statement”) that was filed with the Securities and Exchange Commission (“SEC”) on October 15, 2025.

Neither the Proxy Statement nor Employee Communications constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be implemented, if at all, if the Company’s shareholders first approve the Option Exchange Program.

The Option Exchange Program has not yet commenced. Even if shareholder approval is obtained, the Company may decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the SEC if and when the Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

The Company’s shareholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 325 Binney Street, Cambridge, Massachusetts 02142.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Slides from November 6, 2025 Town Hall